News Release
TSX:RMX | NYSE Amex:RBY December 8, 2009

Rubicon Minerals Appoints Vice President General Counsel and Corporate Secretary

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE Amex) is pleased to announce the appointment of Glenn Kumoi B.A., LL.B., to the newly-created position of Vice President General Counsel and Corporate Secretary.  Mr. Kumoi has 20 years of experience in the practice of law, with 12 years of Canadian and international experience leading the legal function at public companies. Mr. Kumoi has been called to the bars of Ontario and British Columbia and is licensed to practice in both jurisdictions. Most recently he was Chief Legal Officer, Corporate Secretary and VP Human Resources, at Ballard Power Systems leading the legal and human resources teams on a number of transformative transactions.

President and CEO David Adamson said:  “We are fortunate to have attracted a person of Glenn’s calibre and experience to Rubicon. Glenn has demonstrated his ability in leading the legal function and managing complex transactions at public companies. Rubicon is growing rapidly and we are embarking on an aggressive $60 million program in Red Lake in 2010 as we continue to advance our F2 high grade gold discovery. Glenn’s legal and business experience adds further strength to our management team as Rubicon continues to grow.”

Rubicon Minerals Corporation is a well-funded exploration company, focusing on exploring and developing gold projects in politically safe jurisdictions.  In addition to its large land package in the Red Lake gold district of Ontario, Rubicon controls over 590 square miles surrounding the Pogo Mine in Alaska as well as over 350 square miles in northeast Nevada. Rob McEwen, former Chairman and CEO of Goldcorp Inc., owns 21.5% of the issued shares of the Company.

On behalf of the Board of Directors:

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Forward Looking Statements

This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

PR09-23
For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.